Baker&Hostetler LLP 45 Rockefeller Plaza New York, NY 1011

January 20, 2023	T 212.589.4200 F 212.589.4201 www.bakerlaw.com

Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

Via EDGAR

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Summit Therapeutics Inc. Registration Statement on Form S-3 Filed December 21, 2022 File No. 333-268932

Dear Sir/Madam:

On behalf of Summit Therapeutics Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 12, 2023 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3, File No. 333-268932, filed with the Commission on December 21, 2022 (the “Registration Statement”). The Company has filed herewith Amendment No. 1 (the “Amendment”) to the Registration Statement.

The headings and numbered paragraphs of this Response Letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italicized print. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Division of Corporation Finance

January 20, 2023

Registration Statement on Form S-3

Subscription Price, page 40

1.	Please revise to explain why the Board formed a Special Committee and identify the members of that committee.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Registration Statement.

2.	We note your disclosure that in determining the Subscription Price the Special Committee considered the average price for the 30-day period prior to the filing of the preliminary proxy statement on November 29, 2022. With a view to disclosure and with reference to your risk factor disclosure at the top of page 31, please tell what consideration, if any, the Special Committee or Board has given or will give to revising the Initial Price to reflect more recent market trading. In this regard, we note that the stock price increased significantly beginning in early December. To the extent that the Initial Price will be set at a significant discount to the current market price, please revise the cover page to highlight the size of the discount and the attendant risks to the shareholders.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, page 3, page 10, page 31 and page 41 of the Registration Statement.

We also advise the Staff supplementally that on December 6, 2022, the Company publicly released information regarding its: (i) entrance into the Collaboration and License Agreement with Akeso, Inc.; (ii) entrance into a Note Purchase Agreement and promissory notes pursuant to which the Company agreed to sell to each of Mr. Robert W. Duggan and Dr. Maky Zanganeh unsecured promissory notes in the aggregate amount of $520 million; and (iii) approval by the Board of a $500 million rights offering to its stockholders, including the pricing of such rights offering (specifically including the Initial Price and Alternate Price). The disclosure of this information, including the proposed rights offering and pricing, occurred immediately prior to the significant increase in stock price in early December referred to above. The Company does not believe that a change to the previously disclosed terms of the Rights Offering would be fair to those stockholders who relied on this public disclosure, and accordingly the Company does not plan to change any of the previously disclosed information (including the pricing). This information is described on page 10 of the Registration Statement in a Q&A titled “Why did our board of directors elect to price the Rights Offering at the lesser of the Initial Price and the Alternate Price?”

3.	With a view to disclosure and with reference to the second risk factor disclosures on pages 31 and 32, please tell us what consideration the Board gave to including a floor price for the offer and why it decided to include the Alternate Price feature. Also, discuss what consideration, if any, given to making subscriptions revocable in the event that the stock price materially decreases during the offering period. Similarly tell us what steps you would take if the Board were to determine during the pendency of the offering to conduct a reverse stock split either during or immediately following the offering.

Division of Corporation Finance

January 20, 2023

RESPONSE: Given that the Board reserves the right to terminate the Rights Offering at any time, the Special Committee and Board determined that a floor price was not in the best interests of the Company, especially given concerns that setting a floor price can have the effect of market forces leading to a price at the floor price. The Company believes that the Alternate Price mechanics provide subscribing stockholders with certain protections in the event of a decline in market share price. The Company believes that inclusion of the Alternate Price provides protection for a market price decline and has not considered making subscriptions revocable. In further response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Registration Statement.

While the Board reserves the right to effect the reverse stock split prior to January 6, 2024, we do not intend to effect the reverse stock split prior to the closing of the Rights Offering and issuance of shares thereunder. In accordance herewith, please see the Company’s revised disclosure on page 32 of the Registration Statement.

4.	We note your statement on the cover page that to the extent the Alternate Price is lower than the Initial Price, you will sell additional shares of common stock. Please also revise your disclosure to discuss your plans if the Alternate Price were to decline such that the number of shares of common stock to be offered would cause you to exceed the number of authorized shares of common stock set forth in your certificate of incorporation.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 41 of the Registration Statement.

Please note that the Company filed a current report on Form 8-K earlier today, and the Company has revised the disclosure in the Registration Statement to reflect the matters disclosed in the Form 8-K.

We believe we have been responsive to the Staff’s comments. Please direct any questions concerning this letter to the undersigned at (212) 589-4233 or afinerman@bakerlaw.com.

Sincerely,

Adam W. Finerman Partner